7/28/06

8/16

06009709

EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 13801

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) **AND ENDING** 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Dreyfus Service Corporation

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

200 Park Avenue

(No. and Street)

New York	New York	10166
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Verity III — (Area Code -- Telephone No.) 212-922-7892

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York, New York		10154
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 21 2006
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8/18

Independent Auditors' Report

Stockholder and Board of Directors
Dreyfus Service Corporation:

We have audited the accompanying consolidated statement of financial condition of Dreyfus Service Corporation and subsidiary companies (the Company) (a wholly owned subsidiary of The Dreyfus Corporation) as of December 31, 2004, and the related consolidated statements of operations, changes in stockholder's equity, changes in subordinated debt, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dreyfus Service Corporation and subsidiary companies at December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in supplemental schedules I and II is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

February 11, 2005

10696 Rev 2/25/05 9 am AWM

DREYFUS SERVICE CORPORATION AND SUBSIDIARY COMPANIES

Consolidated Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents – note 1	$	52,810,000
Trading securities – at market value – note 1		8,083,000
Secured demand note – note 4		170,000,000
Receivables:		
From related investment companies and affiliates – notes 7 and 11		30,854,000
Other		11,850,000
Total receivables		42,704,000
Investment in leveraged leases – note 9		85,128,000
Fixed assets, at cost, less accumulated depreciation and amortization – note 5		4,932,000
Deferred sales commissions – note 6		25,277,000
Goodwill and other intangibles – notes 1 and 2		122,896,000
Other assets		7,603,000
Total assets	$	519,433,000

Liabilities and Stockholder's Equity

Liabilities:		
Deferred income taxes, net – note 7	$	72,621,000
Due to related affiliates – note 11		12,957,000
Sundry liabilities and accrued expenses		42,042,000
Total liabilities		127,620,000
Subordinated debt – note 4		170,000,000
Stockholder's equity – note 12:		
Common stock, no par value. Authorized, issued, and outstanding 200 shares		—
Additional paid-in capital		1,329,461,000
Accumulated deficit		(1,107,648,000)
Total stockholder's equity		221,813,000
Commitments and other matters – notes 8, 9, 10 , 11, 12, and 13		
Total liabilities and stockholder's equity	$	519,433,000

See accompanying notes to consolidated financial statements.